UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

NATIONAL HOLDINGS CORPORATION

(Name of the Issuer)

National Holdings Corporation

B. Riley Financial, Inc.

B. Riley Principal Merger Corp. III

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

National Holdings Corporation Michael A. Mullen 200 Vesey Street, 25th Floor New York, New York 10281 (212) 417-8000	B. Riley Financial, Inc. B. Riley Principal Merger Corp. III Bryant R. Riley 11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 91206 (310) 890-0110

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Andrew N. Goldman Jeff Stein Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center, 250 Greenwich Street New York, New York 10007 (212) 230-8800	Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, CA 90067 (310) 712-6603

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,442,293	$3,867

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by multiplying (a) $3.25, the tender offer price, by (b) the sum of (i) 7,605,754 shares of common stock, par value $0.02 per share (“Common Stock”) of National Holdings Corporation, a Delaware corporation (“NHLD”), which represents the difference between 13,765,304 shares of Common Stock issued and outstanding less 6,159,550 shares of Common Stock owned by B. Riley Financial, Inc. and its subsidiaries as of the date hereof, (ii) 997,708, the number of shares of Common Stock underlying NHLD restricted stock units and (iii) 2,301,859, the number of shares of Common Stock underlying NHLD performance restricted stock units. This calculation excludes shares of Common Stock subject to outstanding options to purchase Common Stock and outstanding warrants exercisable into shares of Common Stock because such options and warrants have an exercise price equal to or greater than the tender offer price. The foregoing figures regarding NHLD Common Stock have been provided by NHLD and are as of January 26, 2021, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued by the Securities and Exchange Commission on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,867	Filing Party: B. Riley Financial, Inc.
Form or Registration No.: Schedule TO.	Date Filed: January 27, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 jointly filed with the United States Securities and Exchange Commission (“SEC”) on January 28, 2021 (as amended, this “Schedule 13E-3”), by National Holdings Corporation, a Delaware corporation (“NHLD”), B. Riley Financial, Inc., a Delaware corporation (“BRF”), and B. Riley Principal Merger Corp. III, a Delaware corporation and a wholly owned subsidiary of BRF (“Merger Sub”).

This Schedule 13E-3 relates to the cash tender offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share, of NHLD owned by stockholders other than BRF and BRF’s subsidiaries (the “Shares”), at a price of $3.25 per Share, to the seller in cash, without interest, less any applicable withholding taxes (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 10, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among NHLD, BRF and Merger Sub. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into NHLD pursuant to Section 251(h) of the Delaware General Corporation Law, with NHLD being the surviving corporation in the merger (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the Tender Offer Statement on Schedule TO filed by Merger Sub and BRF on January 27, 2021 (the “Schedule TO”), which contains as exhibits the Offer to Purchase, dated January 27, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal.

In response to the Offer, NHLD filed a Solicitation/Recommendation Statement on Schedule 14D-9 on January 27, 2021 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by NHLD with the SEC on February 09, 2021, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by NHLD with the SEC on February 12, 2021 and the Offer to Purchase, as amended by the Tender Offer Statement (Amendment No. 1) on Schedule TO filed by BRF and Merger Sub on February 09, 2021 and the Tender Offer Statement (Amendment No. 2) on Schedule TO filed by BRF and Merger Sub on February 12, 2021, including all schedules, annexes and exhibits thereto, copies of which are included as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning NHLD, BRF and Merger Sub has been provided by such person and not by any other person.

Pursuant to General Instruction J to Schedule 13E-3, the information previously disclosed in this Schedule 13E-3 is omitted from this Amendment No. 1. Such information previously disclosed in this Schedule 13E-3, as amended, is incorporated by reference into this Amendment No. 1, except that such information is amended and supplemented to the extent provided in this Amendment No. 1. All information contained in this Amendment No. 1 and this Schedule 13E-3 concerning NHLD, BRF and Merger Sub has been provided by such person and not by any other person.

In connection with the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by NHLD with the SEC on February 09, 2021, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by NHLD with the SEC on February 12, 2021, the Tender Offer Statement (Amendment No. 1) on Schedule TO filed by BRF and Merger Sub on February 09, 2021 and the Tender Offer Statement (Amendment No. 2) on Schedule TO filed by BRF and Merger Sub on February 12, 2021, Items 1 through 15 of the Schedule 13E-3, to the extent such items of the Schedule 13E-3 incorporate by reference the information contained in such amendments, are hereby amended and supplemented.

ITEM 16.	EXHIBITS.

Item 16 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)	Tender Offer Statement (Amendment No. 1) on Schedule TO (incorporated by reference to the Schedule TO filed by BRF and Merger Sub on February 09, 2021).
(a)(2)	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO filed by BRF and Merger Sub on February 12, 2021).
(a)(3)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 (incorporated by reference to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on February 9, 2021).
(a)(4)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 (incorporated by reference to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on February 12, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

National Holdings Corporation

By:	/s/ Michael A. Mullen
Name: Michael A. Mullen
Title: Chief Executive Officer

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

B. Riley Principal Merger Corp. III

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chairman

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